BRAVO RESOURCE PARTNERS LTD.
4155 E. Jewell Ave., Suite 500
Denver, Colorado 80222

September 29, 2006

Mr. David R. Humphrey
Accounting Branch Chief
Mr. Lyn Shenk
Assistant Chief Accountant
Ms. Beverly A. Singleton
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:   Bravo Resource Partners Ltd.
Form 10-KSB July 31, 2005
File No. 0-30770
-and-
Forms 10-QSB October 31, 2005; January 31, 2006;
and April 30, 2006

Dear Mr. Humphrey, Mr. Shenk, and Ms. Singleton:

We are responding to the nineteen points in your July 20, 2006 letter. We look forward to working with you.

1.
RESPONSE: During this time, the Company underwent a few changes that prevented us from completing the audit early enough to file on time. First, the auditor was changed because we needed an auditor who could provide an opinion on both US GAAP and Canadian GAAP; this is the reason for the change from Davidson & Company, Chartered Accountants, to Dohan and Company, CPAs. Second, the chief financial officer changed as well as the bookkeeper, and this led to some delay in making sure that the Company's conversion from reporting in Canadian dollars to reporting in U.S. dollars was done properly. The new CFO, bookkeeper, and auditor worked together to assure everything was done smoothly and accurately, and this led to the delay in filing. Our failure to file the Form 12b-25 Notification of Late Filing was a result of ignorance of the issue. We have reviewed that form and the requirements relating to the form and will make sure not to repeat the error.

2.
RESPONSE: We will disclose the exchange rate (CDN$ to US$) at the balance sheet date for application of items converted. Thank you for this suggestion.

3.
RESPONSE: We will indicate that the second table (shares issued since 07/31/04) is stated in U.S. dollars.

4.
RESPONSE: The Company’s operations during the fiscal year 2005 were limited to development stage activities. The Company has been seeking investment and production opportunities in the entertainment industry. To date, the results of those activities are limited to the acquisition of the editing equipment pursuant to a contract with Alpine Pictures, Inc., and the investment (in fiscal year 2006) in the development of two television series produced by Shore Drive Productions, LLC. Pursuant to the agreement with Shore Drive Productions, the Company will receive the return of its investment plus thirty percent (30%) as well as three percent (3%) of the gross sales of the series. To date, no return has been received on this investment. The Company is currently seeking feature film production opportunities in Canada and the United States.

5.
RESPONSE: We will change the descriptions in the basic financial statements and disclosures to comply with SFAS No. 7 and ask our auditors to revise the description in the independent auditors report.

6.
RESPONSE: We will change the line item descriptions and reclassify line items as requested.

7.
RESPONSE: The following table sets forth the amount of the gain recognized on settlement of debt:

Gain on debt settlement
10/18/04	46,142.90	debt portfolio transferred to State Financial in exchange for release of debt
10/18/04	297.38	debt portfolio transferred to State Financial in exchange for release of debt
07/31/05	16,549.82	To record reduction in A/P to Jones & Keller by mutual agreement of parties
07/31/05	9,020.39	To record gain on debt settlement with Douglas Symes & Brissenden
	72,010.49

The settlements with Jones & Keller and with Douglas Symes & Brissenden are decreases in amounts due to prior attorneys who did work for the Company. The settlements were simply negotiated by the Company with the firms.

The remaining gain recognized on settlement of debt is part of the Company’s dealings with State Financial Holdings, Inc. Bravo purchased receivables portfolios, and State invested part of the money used to purchase the portfolios in exchange for the return of the money invested plus ten percent (10%) interest. Bravo also agreed to provide collection services to State in exchange for additional portfolios. In its dealings with State, Bravo owned the portfolios; State did not have an ownership interest in them.

Asset Solutions (Hong Kong) Ltd. did not participate in the purchase of these consumer debt receivables portfolios. The agreement with Asset Solutions calls for Asset Solutions to provide financial and consulting services in exchange for $2,500.00 per month payable in shares of Bravo common stock issued at the average closing sales price for the stock. There is no principal or interest in the Asset Solutions agreement. The nature of the services provided by Asset Solutions relates to finance and business consulting for investments and investors/existing shareholders in the Company, potential lines of business and projects for the Company, and potential business merger opportunities if applicable.

8.
RESPONSE: We will reflect cash overdrafts as a financing activity within the statement of cash flows as requested.

9.
RESPONSE: The “acquisition of receivables portfolios” and “collection of receivables portfolios” relate to the Company’s business operations from the investment with State Financial Holdings, Inc. in fiscal 2004. The Company had two agreements with State: the first agreement did not include a cash investment by the Company, and the second agreement did include a cash investment by the Company. With respect to the statement of cash flows, we believe that it is correct to reflect the amounts as operating activities because the return (or potential return) was due to collection/operating activities; there was no return (or potential return) on investing activities. We are preparing a reconciliation of the amounts for Note 3 to the financial statements.

10.
RESPONSE: The assets were accounted for at fair value based on the contract purchase price negotiated with Alpine Pictures, Inc. The assets were capitalized at the fair value and depreciated in accordance with the Company’s policy on fixed assets and leasehold improvements. Please see Response 12 below.

11.
RESPONSE: The Company received the money from the stock subscriptions in fiscal year 2004 but issued the shares of stock in fiscal year 2005 (after obtaining approval from the TSX Venture Exchange in Canada). For this reason, “stock subscriptions received in advance” is included in the financial statements, and we believe this is correct. We will include a better narrative explanation to avoid any ambiguity.

12.
RESPONSE: The following is the Company’s policy for assessing the impairment of long-lived assets:

The Company approves a capital outlay budget for capitalized fixed assets and leasehold improvements each applicable fiscal year. The directors must approve improvements that were not included in the approved capital outlay budget. Fixed asset purchases and leasehold improvements must follow the procedures outlined in the purchasing policy.

All Company fixed assets and leasehold improvements, regardless of value, with a useful life of one year or more, including all expenditures related directly to acquisition or construction, will be capitalized, inventoried, depreciated over the useful life, and recorded on the financial records of the Company.

Useful Life Schedule
Useful Life of Software Applications & Systems is three (3) years.
Useful Life Computer Equipment, Audio Visual Equipment & Peripherals is three (3) years.
Useful Life of Equipment other than mentioned above is seven (7) years.
Useful Life for Furniture & Fixtures is seven (7) years.
Useful Life for Leasehold Improvements is fifteen (15) years.

Depreciation Method:
All fixed assets and leasehold improvements are depreciated using the straight-line method over the estimated useful life with no residual value.

The fixed asset must be fully depreciated before it can be replaced unless the asset is completely inoperable or it is determined to be more cost effective to replace the item than to repair it.
Group fixed assets will use the straight-line depreciation method over the estimated useful life of the entire group with no residual value.

Disposition of Property:
A.	Functional Obsolescence- Items that have reached functional obsolescence will be written off as a Loss on Disposal of a Fixed Asset. A chart field string will be created to identify this account.
Surplus Property Disposal- Disposal of surplus goods or equipment by means of a sale or donation will be written off to Gain/Loss on Sale of Fixed Assets. A chart field string will be created to identify this account.

B.	Property may not be sold or donated to the company officers or employees.

ACCOUNTING FOR INVESTMENTS IN TELEVISION SERIES PROJECTS

Bravo’s investments in television series projects include partial or full financing of the initial pilot in regards to the series. The production company retains 100% ownership of the series inclusive of all final creative, sales/distribution, financial and business decisions regarding the series. For financial statement purposes, the investments are valued as per agreement with the production company. The funding of the investments is paid on equal installments as stipulated in the agreement with the production company. The pilot fund shall be allocated as a preliminary investment, to be recoupable plus an agreed percentage as per stipulation upon receipt of monies received from sales of the series prior to payment of any expenses or other outlays. Bravo will receive three percent (3%) of the gross sales of the first season of the series.

13.
RESPONSE: We will expand the disclosure in items (d) and (e) to describe the nature of the related party relationship with Asset Solutions (Hong Kong) Ltd. and The Bridge Group, Inc.

With respect to Asset Solutions (Hong Kong) Ltd., a director of the Company (Ernest Staggs) represented Asset Solution (Hong Kong) Ltd. as an attorney. The nature of the representation related to the recovery of distressed assets held by Asset Solutions (Hong Kong) Ltd. as well as miscellaneous business matters.

The Bridge Group, Inc., purchased stock in Bravo Resource Partners, Ltd., in addition to entering into a Consulting Agreement with Bravo to provide consulting for financial, market, and investor relations matters and marketing services.

14.
RESPONSE: Davidson & Company, Chartered Accountants, is a Canadian accounting firm that audited the Company’s financial statements for prior years under Canadian GAAP. The Company switched to a United States based auditor, Dohan and Company, CPAs, in February 2005 so that we could have one auditor that met our desire to be audited under US GAAP and Canadian GAAP by a United States auditor. Dohan and Company has that ability. We believe we filed a Form 8-K disclosing this change but we are investigating to determine why that does not show up on the EDGAR system. We will file a Form 8-K if one has not previously been filed. The Company issued a press release disclosing the change in auditor on February 23, 2005; the press release was filed with SEDAR in Canada.

15.
RESPONSE: We will definitively state that our Chief Financial Officer (who is also the Principal Financial Officer) concludes that our disclosure controls and procedures are effective.

16.
RESPONSE: The following is the Company’s policy for revenue recognition:

Based on SAB 101 13 (1)(A) “revenue should not be recognized until it is realized or realizable and earned. SFAC No. 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues". Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers”

In addition, as per guidelines “revenue generally is realized or realizable and earned when all of the following criteria are met:”

•	Persuasive evidence of an arrangement exists

•	Delivery has occurred or services have been rendered

•	The seller's price to the buyer is fixed or determinable

As per our contractual obligations with Box Office Productions II, LLC, Bravo has met all criteria in recognizing revenue; however, these revenues and expenses are not related to the central operation of the Company. According to the applicable GAAP (Wiley GAAP 2006 Chapter 3 p.75 item 5) relating to Statements of Income and Comprehensive Income, the amounts defined as “Other Revenues and Expenses” are for revenues and expenses not related to the central operations of the company. The fifteen percent (15%) fixed rate for consultation and administrative services rendered are not related to the central operations of Bravo and are therefore recorded as “Other Revenues”.

17.
RESPONSE: As of January 31, 2006, Bravo’s accounts receivable from BOP II is $13,219 as reflected in the Balance Sheet. The note is incorrect where it states $9,477. We will correct this so that the amount is reflected accurately.

18.
RESPONSE: Bravo has no ownership interest in Shore Drive Productions LLC; Bravo is entitled to three percent (3%) of the income from specific productions of Shore Drive Productions LLC pursuant to contract (plus Bravo is contractually entitled to receive the return of its investment plus thirty percent when the first sales of the product are made). The investment in the specific productions of Shore Drive Productions LLC is intended to start business operations but as of the date of this writing, no return or other activity has been received.

19.
RESPONSE: At this time, Bravo owns no shares of Everest Exploration, and there is no value included on the balance sheet. Bravo is a defendant in an interpleader action that was filed in order to determine whether Bravo has a right to shares of Everest Exploration. The interpleader action is scheduled to go to court in approximately January 2007; at this time, Bravo will continue to participate in the legal proceedings until resolved by settlement or court order.

We thank you for the review and the courtesy in allowing us the time we needed to respond. We look forward to working with you.

Sincerely,

                        /s/ Ernest Staggs
                        Ernest Staggs
Chief Financial Officer
Bravo Resource Partners Ltd.